SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

COMPUTER TASK GROUP, INCORPORATED
(Name of Issuer)

Common Stock, Par Value $.01 Per Share

205477 10 2
(CUSIP Number)

Peter P. Radetich, Esq.
General Counsel and Secretary
Computer Task Group, Incorporated
800 Delaware Avenue
Buffalo, New York 14209
Tel. 716-882-8000

Fax. 716-887-7370

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 205477102

1.

Name of Reporting Person

S.S. or I.R.S. Identification No. of Above Person:

Computer Task Group, Incorporated Stock Employee Compensation Trust

Thomas R. Beecher, Trustee
                I.R.S. Id No. 16-1453664

2.

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [  ]

3.

SEC Use Only:

4.

Source of Funds:

SC

5.

Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [  ].

6.

Citizenship or Place of Organization:  New York

7.             Sole Voting Power:  3,401,362

8.

Shared Voting Power: -0-

9.

Sole Dispositive Power:  -0-

10.

Shared Dispositive Power:  3,401,362

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:  3,401,362

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares

[  ]

13.

Percent of Class Represented by Amount in Row (11):  17.2

14.

Type of Reporting Person:

EP, 00

SCHEDULE 13D

Item 1.

Security and Issuer.

Item 1 is hereby amended and restated as follows:

This amendment No. 9 amends the statement on Schedule 13D (the "Statement") filed on May 12, 1994 with the Securities and Exchange Commission (the "SEC"), as previously amended by the following amendments:

(1)

Amendment No. 1 filed with the SEC on December 14, 1994;

(2)

Amendment No. 2 filed with the SEC on August 26, 1997;

(3)

Amendment No. 3 filed with the SEC on May 21, 1998;

(4)

Amendment No. 4 filed with the SEC on May 21, 1999;

(5)

Amendment No. 5 filed with the SEC on November 8, 1999;

(6)

Amendment No. 6 filed with the SEC on October 10, 2003;

(7)

Amendment No. 7 filed with the SEC on February 2, 2006; and

(8)

Amendment No. 8 filed with the SEC on March 19, 2007;

by the person named in Item 2 of the Statement relating to the Common Stock, $.01 par value (the "Common Stock") of Computer Task Group, Incorporated, a New York corporation (the "Issuer" or "CTG").  The principal executive offices of the Issuer are located at 800 Delaware Avenue, Buffalo, New York 14209.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 is amended by the addition of the following information.

The original Trust Agreement provides that, subject to the terms of the agreement, the Trust will terminate upon the first to occur of (a) the date when the Trust no longer holds any assets, (b) May 3, 2004, or (c) the date specified in a written notice of termination given by the Board of Directors to the Trustee.  The Trust Agreement also provides that if the Trust terminates (other than upon a Change of Control as defined in the Trust Agreement), the Compensation Committee of the Board of Directors shall direct the Trustee to sell some or all of the assets of the Trust, and that thereafter the proceeds of any sale of the remaining assets in the Trust shall be distributed as directed by the Committee to the Plans (as defined in the Trust Agreement), used to pay off loans of CTG to the Trust that are then outstanding, or returned to CTG as directed by the Committee in its discretion.

The Committee has not given the Trustee any direction concerning disposition of the assets of the Trust after a termination of the Trust.  Rather, CTG has used the Trust for its stated purposes during the period after May 3, 2004.

The Trust Agreement provides that, except as otherwise provided in the agreement, the Board of Directors may amend the Trust at any time, and from time to time, in any manner the Board deems desirable, except that no amendment may change the duties of the Trustee without the Trustee’s consent, which may not be unreasonably withheld.  The Trust Agreement also provides that the Board of Directors shall retain the power under all circumstances to clarify any ambiguities or similar issues of interpretation under the Trust Agreement.

On October 31, 2007, CTG and the Trustee entered into an Amendment to the Trust Agreement for the Trust (the “Amendment”).  The Amendment amends the termination provision of the Trust Agreement to provide that the Trust will terminate on the earlier of (a) the date when the Trust no longer holds assets, (b) May 3, 2014, and (c) the date specified in a written notice of termination given by the Board of Directors to the Trustee.

The Amendment provides that it is effective as of May 3, 2004.  The Amendment also provides that it is the intent of CTG and the Trustee that the Trust will be considered to have continued without termination during the period from May 3, 2004 through the date of the Amendment, but if the Trust is considered to have terminated on May 3, 2004, then

(a)

the Trust is re-formed and reinstated as of May 3, 2004 and all provisions of the Trust Agreement as amended with respect to the termination date apply to the Trust as re-formed and reinstated on May 3, 2004,

(b)

the Trustee is directed to continue to hold the assets of the Trust under the terms of the Trust Agreement as amended, and

(c)

all acts taken by or on behalf of the Trust by the Trustee and CTG during the period from May 3, 2004 through the date of the Amendment that were in compliance with the terms of the Trust Agreement  prior to the date of the Amendment (without giving effect to the May 3, 2004 termination date) are ratified and approved.

A copy of the Amendment is filed with this amendment to Schedule 13D as an Exhibit, and the foregoing summary description of the Amendment is qualified in its entirety by reference to the complete terms of the Amendment.

On October 31, 2007, the Issuer and the Trustee also entered into a First Amendment to Agreement of Representation and Indemnity (the “Representation Amendment”).  The Representation Amendment generally provides that the original Representation Agreement and the indemnification of the Trustee provided for in the Representation Agreement will apply during the period between May 3, 2004 and the date of the Amendment and during the extended period of the Trust as provided for in the Amendment.

A copy of the Representation Amendment is filed with this amendment to Schedule 13D as an Exhibit, and the foregoing summary description of the Representation Amendment is qualified in its entirety by reference to the complete terms of the Representation Amendment.

Item 7.

Material to be filed as Exhibits.

The following documents are filed as exhibits to this amendment to Schedule 13D:

99.1.

Amendment to Trust Agreement for Stock Employee Compensation Trust, dated October 31, 2007, between Computer Task Group, Incorporated and Thomas R. Beecher, Jr. as Trustee.

99.2

First Amendment to Agreement of Representation and Indemnity, dated October 31, 2007, between Computer Task Group, Incorporated and Thomas R. Beecher, Jr. as Trustee.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2007	COMPUTER TASK GROUP, INCORPORATED STOCK EMPLOYEE COMPENSATION TRUST

By: /s/ Peter P. Radetich
Peter P. Radetich Attorney for Thomas R. Beecher, Jr., Trustee of the
Computer Task Group, Incorporated
Stock Employee Compensation Trust